                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended June 30, 2001

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.

           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                        Form 20 F  X     FORM 40 F
                                 -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           YES               NO  X
                              -----            -----

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2001

                                      INDEX

PART I   FINANCIAL INFORMATION

                  Item 1. Financial Statements

                           Unaudited Consolidated Financial Statements

                                    Consolidated Balance Sheets

                                    Consolidated Statements of Operations

                                    Consolidated Statement of Changes in
                                    Shareholders' Equity

                                    Consolidated Statements of Cash Flows

                                    Notes to Unaudited Consolidated Financial
                                    Statements

                  Item 2. Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

                  Item 6. Exhibits and Reports on Form 6-K

                  SIGNATURES

                  EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                    AS OF
                                                                                         -----------------------------
                                                                                           JUNE 30,      SEPTEMBER 30,
                                                                                             2001            2000
                                                                                         -------------   --------------
                                                                                          (UNAUDITED)
                                                                                          -----------
                                     ASSETS
Current assets:
   Cash and cash equivalents                                                              $    829,413   $    402,300
   Short-term interest-bearing investments                                                     214,767             --
   Accounts receivable, including unbilled of $22,598 and $4,203, less
     allowances of $4,307 and $6,868, respectively (*)                                         329,333        263,100
   Deferred income taxes and taxes receivable                                                   34,021         35,179
   Prepaid expenses and other current assets                                                    39,291         34,327
                                                                                          ------------   ------------
         Total current assets                                                                1,446,825        734,906
Equipment, vehicles and leasehold improvements, net                                            167,257        128,081
Deferred income taxes                                                                           23,199         13,900
Goodwill and other intangible assets, net                                                      842,680      1,011,053
Other noncurrent assets                                                                         62,802         47,145
                                                                                          ------------   ------------
         Total assets                                                                     $  2,542,763   $  1,935,085
                                                                                          ============   ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                                 $     139,940  $     128,249
   Accrued personnel costs                                                                      87,972         70,196
   Short-term financing arrangements                                                                --         20,000
   Deferred revenue                                                                            147,029        133,546
   Short-term portion of capital lease obligations                                               9,522          8,713
   Deferred income taxes and taxes payable                                                      67,278         55,197
                                                                                         -------------  -------------
         Total current liabilities                                                             451,741        415,901
Convertible notes and long-term portion of capital lease obligations                           523,183         23,417
Deferred income taxes                                                                            7,812         11,191
Other noncurrent liabilities                                                                    66,874         53,804
                                                                                         -------------  -------------
         Total liabilities                                                                   1,049,610        504,313
                                                                                         -------------  -------------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; Pounds 0.01 par value; 0 shares
     issued and outstanding                                                                         --             --
   Ordinary Shares - Authorized 550,000 shares; Pounds 0.01 par value; 222,486
     and 221,165 outstanding, respectively                                                       3,558          3,539
   Additional paid-in capital                                                                1,803,597      1,784,816
   Accumulated other comprehensive income (loss)                                                (2,535)         1,159
   Unearned compensation                                                                          (370)        (1,164)
   Accumulated deficit                                                                        (311,097)      (357,578)
                                                                                         -------------  -------------
         Total shareholders' equity                                                          1,493,153      1,430,772
                                                                                         -------------  -------------
         Total liabilities and shareholders' equity                                      $   2,542,763  $   1,935,085
                                                                                         =============  =============

(*) See Note 2.



                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (in thousands, except per share data)

                                                      THREE MONTHS ENDED           NINE MONTHS ENDED
                                                           JUNE 30,                    JUNE 30,
                                                   ------------------------    ------------------------
                                                      2001          2000          2001          2000
                                                   ----------    ----------    ----------    ----------
 Revenue:
   License (*)                                     $   48,504    $   32,663    $  129,870    $   89,606
   Service (*)                                        355,503       264,339       988,593       713,647
                                                   ----------    ----------    ----------    ----------
                                                      404,007       297,002     1,118,463       803,253
                                                   ----------    ----------    ----------    ----------
 Operating expenses:
   Cost of license                                      1,772         1,715         4,725         4,346
   Cost of service (*)                                220,834       167,686       618,776       462,425
   Research and development                            28,003        20,275        76,734        52,958
   Selling, general and administrative (*)             52,727        37,321       144,344        97,868
   Amortization of goodwill and purchased
      intangible assets                                55,807        54,070       164,131        56,870
   In-process research and development
      expenses and other indirect
      acquisition related costs                            --        55,741            --        75,617
                                                   ----------    ----------    ----------    ----------
                                                      359,143       336,808     1,008,710       750,084
                                                   ----------    ----------    ----------    ----------
 Operating income (loss)                               44,864       (39,806)      109,753        53,169
 Interest income and other, net                         5,228         3,355        15,885         6,018
                                                   ----------    ----------    ----------    ----------
 Income (loss) before income taxes                     50,092       (36,451)      125,638        59,187
 Income taxes                                          31,600        30,708        79,157        66,202
                                                   ----------    ----------    ----------    ----------
 Net income (loss)                                 $   18,492    $  (67,159)   $   46,481    $   (7,015)
                                                   ==========    ==========    ==========    ==========

 Basic earnings (loss) per share                   $     0.08    $    (0.31)   $     0.21    $    (0.03)
                                                   ==========    ==========    ==========    ==========
 Diluted earnings (loss) per share                 $     0.08    $    (0.31)   $     0.20    $    (0.03)
                                                   ==========    ==========    ==========    ==========

 Basic weighted average number of shares
      Outstanding                                     222,349       219,962       221,814       208,706
                                                   ==========    ==========    ==========    ==========
 Diluted weighted average number of
      shares outstanding                              226,942       219,962       226,961       208,706
                                                   ==========    ==========    ==========    ==========

(*)  See Note 2.







                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)

                               ORDINARY SHARES                         ACCUMULATED
                           -----------------------       ADDITIONAL       OTHER                                        TOTAL
                                                          PAID-IN     COMPREHENSIVE    UNEARNED      ACCUMULATED   SHAREHOLDERS'
                            SHARES         AMOUNT         CAPITAL     INCOME (LOSS)  COMPENSATION      DEFICIT        EQUITY
                            ------         ------         -------     -------------  ------------      -------        ------
 Balance as of
   September 30, 2000      221,165         $3,539       $1,784,816      $  1,159       $ (1,164)     $ (357,578)    $1,430,772
 Net income                     --             --               --            --             --          46,481         46,481
 Employee stock
   options exercised         1,321             19           12,799            --             --              --         12,818
 Tax benefit of stock
   options exercised            --             --            5,841            --             --              --          5,841
 Unrealized other
   comprehensive loss,
   net of $1,583 tax            --             --               --        (3,694)            --              --         (3,694)
 Stock options granted          --             --              141            --             --              --            141
 Amortization of
   unearned compensation        --             --               --            --            794              --            794
                            ------         ------       ----------      --------       --------      ----------     ----------
 Balance as of
   June 30, 2001            222,486        $3,558       $1,803,597      $ (2,535)      $   (370)     $ (311,097)    $1,493,153
                            =======        ======       ==========      =========      =========     ===========    ==========
















                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                        NINE MONTHS ENDED JUNE 30,
                                                                          2001             2000
                                                                      -----------      ------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss)                                                     $    46,481      $    (7,015)
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                          209,472           88,142
   Adjustment to the basis of investments                                   6,750               --
   In-process research and development expenses                                --           70,430
   Loss on sale of equipment                                                  217              163
   Deferred income taxes                                                    2,894                5
   Tax benefit of stock options exercised                                   5,841               --
   Unrealized other comprehensive income (loss)                            (5,277)           5,304
Net changes in operating assets and liabilities:

   Accounts receivable                                                    (66,233)         (48,585)
   Prepaid expenses and other current assets                               (4,964)         (10,438)
   Other noncurrent assets                                                 (6,274)          (6,687)
   Accounts payable and accrued expenses                                   28,177           21,768
   Deferred revenue                                                        13,483           17,486
   Income taxes payable                                                      (751)          39,614
   Other noncurrent liabilities                                            13,070           16,409
                                                                      -----------      -----------
Net cash provided by operating activities                                 242,886          186,596
                                                                      -----------      -----------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                           2,157            1,007
Payments for purchase of equipment, vehicles, leasehold
     improvements                                                         (71,701)         (42,320)
Purchase of short-term interest-bearing investments, net                 (214,767)          (7,880)
Investment in noncurrent assets                                            (4,669)              --
Net cash acquired in acquisition                                               --           67,803
                                                                      -----------      -----------
Net cash provided by (used in) investing activities                      (288,980)          18,610
                                                                      ------------     -----------

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from employee stock options exercised                             12,818           19,844
Payments under short-term finance arrangements                            (20,000)        (284,464)
Net proceeds from issue of long term convertible notes                    488,000               --
Borrowings under short-term finance arrangements                               --          282,083
Principal payments on capital lease obligations                            (7,611)          (4,871)
                                                                      -----------      -----------
Net cash provided by financing activities                                 473,207           12,592
                                                                      -----------      -----------
Net increase in cash and cash equivalents                                 427,113          217,798
Cash and cash equivalents at beginning of period                          402,300           85,174
                                                                      -----------      -----------
Cash and cash equivalents at end of period                            $   829,413      $   302,972
                                                                      ===========      ===========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:

   Income taxes, net of refunds                                       $    65,741      $    24,234
   Interest                                                                 2,149            1,988

NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $8,185 and $2,516 were incurred during the nine months ended June 30, 2001 and 2000, respectively, when the Company (as hereinafter defined) entered into lease agreements for the purchase of fixed assets.

                             See accompanying notes

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation

     Amdocs Limited ("Amdocs" or the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services for the communications industry. The Company designs, develops, markets, supports and operates information system solutions to communications companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 2000 set forth in the Company's Annual Report on Form 20-F/A filed with the Securities and Exchange Commission.

     Certain amounts in prior periods' financial statements have been reclassified to conform to the current period's presentation.

2.   Related-Party Transactions

     The following related party balances are included in the balance sheet:

                                            AS OF
                                 -----------------------------
                                  JUNE 30,       SEPTEMBER 30,
                                    2001             2000
                                    ----             ----
Accounts receivable              $  57,537       $  27,116

     The following related party transactions are included in the statement of operations for the following periods:

                                                     THREE MONTHS ENDED             NINE MONTHS ENDED
                                                          JUNE 30,                       JUNE 30,
                                                 --------------------------      ----------------------
                                                    2001             2000           2001         2000
                                                 ---------        ---------      ---------     --------
Revenue:
     License                                     $   9,256        $   1,707      $  22,567     $  8,737
     Service                                        61,159           36,671        170,937      102,650
Operating expenses:
     Cost of service                                 1,187              785          2,476        2,413
     Selling, general and administrative               144              140            575          538

                                 AMDOCS LIMITED

3.   Comprehensive Income

     Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income for the periods set forth below:

                                                   THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                        JUNE 30,                           JUNE 30,
                                               ---------------------------        ----------------------------
                                                  2001              2000             2001              2000
                                               ---------         ---------        ---------         ----------
Net income (loss)                              $  18,492         $ (67,159)       $  46,481         $  (7,015)
Other comprehensive income:
  Unrealized income (loss) on derivative
    instruments, net of tax                        2,821            (2,677)          (3,865)            3,693
  Unrealized income (loss) on short-term
    interest-bearing investments, net of
    tax                                             (344)               20              171                20
                                               ---------         ---------        ---------         ---------
Comprehensive income (loss)                    $  20,969         $ (69,816)       $  42,787         $  (3,302)
                                               =========         =========        =========         =========

4.   Income Taxes

     The provision for income taxes for the following periods consisted of:

                         THREE MONTHS ENDED                 NINE MONTHS ENDED
                              JUNE 30,                          JUNE 30,
                    ---------------------------        ---------------------------
                       2001              2000             2001              2000
                    ---------         ---------        ---------         ---------
Current             $  26,129         $  35,728        $  76,263         $  66,197
Deferred                5,471            (5,020)           2,894                 5
                    ---------         ---------        ---------         ---------
                    $  31,600         $  30,708        $  79,157         $  66,202
                    =========         =========        =========         =========

     The effective income tax rate varied from the statutory Guernsey tax rate as follows for the periods set forth below:

                                              THREE MONTHS ENDED             NINE MONTHS ENDED
                                                    JUNE 30,                       JUNE 30,
                                               ----------------              -----------------
                                               2001        2000              2001         2000
                                               ----        ----              ----         ----
Statutory Guernsey tax rate                     20%         20%               20%          20%
Guernsey tax-exempt status                     (20)        (20)              (20)         (20)
Foreign taxes                                   30          30                30           30
Effect of acquisitions-related costs            33         129                33           19
                                               ----        ---               ----         ----
Effective income tax rate                       63%        159%               63%          49%
                                               ====        ===               ====         ====

     As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and has historically approximated 30%. In conjunction with acquisitions, the Company has incurred indirect acquisition-related costs, as well as non-cash charges related to the amortization of purchased intangible assets and in-process research and development. Since a significant portion of such costs and charges are not deductible for tax purposes, the effective tax rate is adversely affected during the period such charges are recorded. Excluding the impact of these items, the Company's overall effective tax rate would have remained approximately 30% for the three- and nine-month periods ended June 30, 2001 and 2000. For the nine-month period ended June 30, 2001 and 2000, the Company's blended effective tax rate (calculated based on income before income taxes, excluding the impact in fiscal year 2000 of non-recurring charges for in-process research and development and indirect acquisition-related costs) was 63% and 49%, respectively.

                                 AMDOCS LIMITED

5.   Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                        THREE MONTHS ENDED          NINE MONTHS ENDED
                                                             JUNE 30,                   JUNE 30,
                                                     -----------------------    ------------------------
                                                        2001         2000          2001          2000
                                                     ----------   ----------    ----------    ----------
Numerator:
   Net income (loss)                                 $   18,492   $  (67,159)   $   46,481    $   (7,015)
                                                     ==========   ==========    ==========    ==========
Denominator:
  Denominator for basic earnings (loss) per share-
     weighted average number of shares
     outstanding                                        222,349      219,962       221,814       208,706
  Effect of dilutive stock options granted                4,593   (*)     --         5,147    (*)     --
                                                     ----------  -----------    ----------   -----------
  Denominator for dilutive earnings per
     share - adjusted weighted average shares and
     assumed conversions                                226,942      219,962       226,961       208,706
                                                     ==========   ==========    ==========    ==========
  Basic earnings (loss) per share                    $     0.08   $    (0.31)   $     0.21    $    (0.03)
                                                     ==========   ==========    ==========    ==========
  Diluted earnings (loss) per share                  $     0.08   $    (0.31)   $     0.20    $    (0.03)
                                                     ==========   ==========    ==========    ==========

     (*) Due to net loss, potentially issuable shares are excluded from the computation of diluted average number of shares outstanding.

6.   Investment

     In January 2001 the Company and Bell Canada formed Certen Inc. ("Certen") to provide customer care and billing solutions to Bell Canada and some of its affiliated companies.

     Certen is owned 90% by Bell Canada and 10% by the Company. Commencing on the 30-month anniversary of the transaction, a convertible note issued by Certen to the Company is convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the shareholders might further be changed through a series of contractual conditions, commencing on the 30-month anniversary of the transaction.

     The Company will provide the customer care and billing software required by Certen, including customization, installation, maintenance and other services.

7.   Convertible Notes

     In May 2001 the Company issued to qualified institutional buyers $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). The Company will pay interest on the Notes semi-annually on June 1 and December 1 of each year, commencing on December 1, 2001. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company; are convertible, at the option of the holders, into ordinary shares at a conversion rate of 10.8587 shares per one thousand dollars principal amount of Notes, subject to adjustment in certain events; are convertible at any time before the maturity date, unless the Company has previously redeemed or repurchased the Notes; are subject to redemption at any time on or after June 1, 2006, all or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest; and are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in ordinary shares or a combination of cash and ordinary shares.

                                 AMDOCS LIMITED

8.   Adjustment to the Basis of Investments

     In the third quarter of fiscal 2001 the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. The Company continues to monitor the economic and financial aspects of its remaining interests in these investments.

9.   New Accounting Standard

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     As a result of the effective date of the new rules, the Company has the option of applying the new standard on accounting for goodwill and other intangible assets beginning either in the quarter ended on December 31, 2001 or December 31, 2002. Subsequent to the adoption of the new rules, the Company will perform the first of the required impairment tests of goodwill and intangible assets recorded as of the date of adoption and has not yet determined what the effect of these tests will be on the Company's earnings and financial position. The Company recorded $50,587, and $151,762 of goodwill amortization during the three and nine months ended June 30, 2001, respectively.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     Some of the information in this section contains forward looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements.

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     -    what factors affect our business,

     - what our revenue and costs were in the nine months and three months ended June 30, 2001 and 2000,

     -    why those revenue and costs were different from period to period,

     -    the sources of our revenue,

     -    how all of this affects our overall financial condition,

     - what our expenditures were in the nine months and three months ended June 30, 2001 and 2000, and

     -    the sources of our cash to pay for future capital expenditures.

     In this section, we also analyze and explain the nine months to nine months and three months to three months changes in the specific line items in our consolidated statements of operations. This section should be read in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     We are a leading provider of software products and services to the communications industry. Our Business Support Systems ("BSS") consist of families of customized software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily Customer Care and Billing, CRM or Customer Relationship Management, and Order Management Systems (collectively, "CC&B Systems") for communications service providers. Our systems support a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and Internet Protocol ("IP") services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     In the future, we may consider, as part of our strategy, acquisitions and other initiatives, in order to offer new products or services or otherwise enhance our market position or strategic strength.

     We derive our revenue principally from:

     - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

     - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in the number of a customer's subscribers.

     License revenue is primarily recognized as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, revenue from the operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon installation and delivery, respectively. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. Recently, these conditions have reduced the high growth that the communications industry had experienced over the past several years. As a result, the market value, financial results and prospects, and capital spending levels of many communications companies have declined or degraded.

     As a result of the current slowdown in the growth of the global communications market, we have recently experienced a lengthening in our sales cycle, which means that the time between our initial contact with a prospective customer and the signing of a sales contract has increased. Our sales cycle currently ranges from between six to twelve months. We believe that such lengthening of our sales cycle timing could reduce growth in our revenue.

     The current general economic downturn and its impact on the communications industry may result in slower revenue growth rates for us than had been achieved in recent quarters.

     License and service fee revenue from the sale of CC&B Systems amounted to $1,001.8 million and $703.1 million in the nine months ended June 30, 2001 and 2000, respectively, representing 89.6% and 87.5%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of CC&B Systems amounted to $364.1 million and $264.4 million in the three months ended June 30, 2001 and 2000, respectively, representing 90.1% and 89.0%, respectively, of our total revenue for such periods.

     We believe that the demand for CC&B Systems will increase due to, among other key factors:

     -    the long term growth and globalization of the communications market,

     -    intensifying competition among communications carriers,

     - the proliferation of new communications products and services, especially IP and data services, and

     -    a shift from in-house management to vendor solutions and outsourcing.

     - rapid technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,


     We also believe that a key driver of demand is the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services).

     Another significant current market trend impacting our business is the long term growth of the IP services market. The emergence and expansion of IP services in both wireline and mobile environments create significant opportunities for companies like us that offer CC&B Systems. Specifically, the continued long term development of this market permits us to offer our CC&B Systems to new customers and to enhance our offerings to existing customers to facilitate their entry into the IP services market.

     In addition, we believe that our CC&B solutions can enable communications providers to improve productivity and reduce costs.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

     License and service fee revenue from the sale of Directory Systems totaled $116.7 million and $100.2 million in the nine months ended June 30, 2001 and 2000, respectively, accounting for 10.4% and 12.5%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of Directory Systems totaled $39.9 million and $32.6 million in the three months ended June 30, 2001 and 2000, respectively, accounting for 9.9% and 11.0%, respectively, of our total revenue for such periods.

     We expect that the demand for our Directory Systems will remain relatively stable in future periods and that the contribution to total revenue, as a percentage of revenue, of license and service fees from Directory Systems services will continue to decrease over time.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP market. Research and development expenditures amounted to $76.7 million and $53.0 million in the nine months ended June 30, 2001 and 2000, respectively, representing 6.9% and 6.6% of our revenue in these periods, respectively. Research and development expenditures amounted to $28.0 million and $20.3 million in the three months ended June 30, 2001 and 2000, respectively, representing 6.9% and 6.8% of our revenue in these periods, respectively. In the next several years we intend to continue to make substantial investments in our research and development activities.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our products.

INVESTMENT

     In January 2001 we formed Certen Inc. ("Certen") with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by us. Commencing on the 30-month anniversary of the transaction, a convertible note issued by Certen to us is convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the shareholders might further be changed through a series of contractual conditions, commencing on the 30-month anniversary of the transaction. We will provide the customer care and billing software required by Certen, including customization, installation, maintenance and other services.

CONVERTIBLE NOTES

     In May 2001 we issued to qualified institutional buyers $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). We will pay interest on the Notes semi-annually on June 1 and December 1 of each year, commencing on December 1, 2001. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all our existing and future senior unsecured indebtedness; are convertible, at the option of the holders, into ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount of Notes, subject to adjustment in certain events; are convertible at any time before the maturity date, unless we have previously redeemed or repurchased the Notes; are subject to redemption at any time on or after June 1, 2006, all or in part, at our option, at a redemption price of 100% of the principal amount plus accrued and unpaid interest; and are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. We may choose to pay the repurchase price in ordinary shares or a combination of cash and ordinary shares.

ADJUSTMENT TO THE BASIS OF INVESTMENTS

     In the third quarter of fiscal 2001 we recorded pretax charges of $6.8 million to adjust the carrying value of four investments, accounted for by us under the cost method. We continue to monitor the economic and financial aspects of our remaining interests in these investments.

Results of Operations

     The following table sets forth for the nine and three months ended June 30, 2001 and 2000, respectively, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                         NINE MONTHS ENDED
                                                              JUNE 30,
                                           ----------------------------------------------
                                               PRO FORMA (*)               AS REPORTED
                                           -------------------        -------------------
                                            2001         2000          2001         2000
                                           -------      ------        ------       ------
Revenue:
     License                                 11.6%        11.2%         11.6%        11.2%
     Service                                 88.4         88.8          88.4         88.8
                                           ------       ------        ------       ------
                                            100.0        100.0         100.0        100.0
                                           ------       ------        ------       ------
Operating expenses:
     Cost of license                          0.4          0.5           0.4          0.5
     Cost of service                         55.3         57.6          55.3         57.6
     Research and development                 6.9          6.6           6.9          6.6
     Selling, general and
      administrative                         12.9         12.2          12.9         12.2
     Amortization of goodwill and
       purchased intangible assets             --           --          14.7          7.1
     In-process research and
       development and other
       indirect acquisition related
       Costs                                   --           --            --          9.4
                                           ------       ------        ------       ------
                                             75.5         76.9          90.2         93.4
                                           ------       ------        ------       ------
Operating income                             24.5         23.1           9.8          6.6
Interest income and other, net                1.4          0.8           1.4          0.7
                                           ------       ------        ------       ------
Income before income taxes                   25.9         23.9          11.2          7.3
Income taxes                                  7.8          7.2           7.1          8.2
                                           ------       ------        ------       ------
Net income (loss)                            18.1%        16.7%          4.1%        (0.9%)
                                           ======       ======        ======       ======

(*) The Company acquired International Telecommunications Data Services, Inc. ("ITDS") and Solect Technology Group Inc. ("Solect") in fiscal year 2000. The pro forma financial information excludes purchased in-process research and development charges and other indirect acquisition related costs, amortization of goodwill and purchased intangible assets and related tax effects attributable to the acquisitions of ITDS and Solect (collectively, the "ITDS and Solect acquisition related charges").

                                                     THREE MONTHS ENDED

                                                          JUNE 30,
                                        -----------------------------------------
                                             PRO FORMA (*)          AS REPORTED
                                        ---------------------  ------------------
                                           2001       2000       2001       2000
                                        -------      -------    ------     ------
Revenue:
     License                               12.0%       11.0%      12.0%      11.0%
     Service                               88.0        89.0       88.0       89.0
                                        -------      ------     ------     ------
                                          100.0       100.0      100.0      100.0
                                        -------      ------     ------     ------
Operating expenses:
     Cost of license                        0.4        0.6         0.4        0.6
     Cost of service                       54.7       56.5        54.7       56.5
     Research and development               6.9        6.8         6.9        6.8
     Selling, general and
     administrative                        13.1       12.5        13.1       12.5
     Amortization of goodwill and
       purchased intangible assets          --          --        13.8       18.2
     In-process research and
       development and other
       indirect acquisition related
       costs                                --          --          --       18.8
                                        -------      ------      ------    ------
                                           75.1       76.4        88.9      113.4
                                        -------      ------     ------     ------
Operating income (loss)                    24.9       23.6        11.1      (13.4)
Interest income and other, net              1.3        1.1         1.3        1.1
                                        -------      ------     ------     ------
Income (loss) before income taxes          26.2       24.7        12.4      (12.3)
Income taxes                                7.9        7.4         7.8       10.3
                                          ------     ------     ------     ------
Net income (loss)                          18.3%      17.3%        4.6%     (22.6%)
                                         ======      ======     ======     ======

          (*) The pro forma financial information excludes ITDS and Solect acquisition related charges.

     NINE MONTHS ENDED JUNE 30, 2001 AND 2000

     Revenue. Revenue for the nine months ended June 30, 2001 was $1,118.5 million, an increase of $315.2 million, or 39.2%, over the nine months ended June 30, 2000. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $89.6 million in the nine months ended June 30, 2000 to $129.9 million during the nine months ended June 30, 2001, an increase of 44.9%, and service revenue increased 38.5% from $713.6 million in the nine months ended June 30, 2000 to $988.6 million in the nine months ended June 30, 2001. Total CC&B Systems revenue for the nine months ended June 30, 2001 was $1,001.8 million, an increase of $298.7 million, or 42.5%, over the nine months ended June 30, 2000. In the nine months ended June 30, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services. Revenue from Directory Systems was $116.7 million for the nine months ended June 30, 2001, an increase of $16.5 million, or 16.5%, over the nine months ended June 30, 2000. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the nine months ended June 30, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 52.7%, 36.8% and 10.5%, respectively, compared to 45.6%, 41.7% and 12.7%, respectively, for the nine months ended June 30, 2000. The growth in North America was attributable primarily to revenue we gained from forming or expanding relationships with new or existing customers in North America in the nine months ended June 30, 2001.

     Cost of License. Cost of license for the nine months ended June 30, 2001 was $4.7 million, an increase of $0.4 million, or 8.7%, over the cost of license for the nine months ended June 30, 2000. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license was attributable primarily to new purchases of computer software and the related amortization.

     Cost of Service. Cost of service for the nine months ended June 30, 2001 was $618.8 million, an increase of $156.4 million, or 33.8%, over the cost of service of $462.4 million for the nine months ended June 30, 2000. As a percentage of revenue, cost of service decreased to 55.3% in the nine months ended June 30, 2001 from 57.6% in the nine months ended June 30, 2000. The decrease in cost of service as a percentage of revenue is primarily due to increases in our operational efficiency in the nine months ended June 30, 2001.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the nine months ended June 30, 2001, research and development expense was $76.7 million, or 6.9% of revenue, compared with $53.0 million, or 6.6% of revenue, in the nine months ended June 30, 2000. The increase represents ongoing expenditures primarily for CC&B Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 47.5% to $144.3 million, or 12.9% of revenue, in the nine months ended June 30, 2001, from $97.9 million, or 12.2% of revenue, in the nine months ended June 30, 2000. The increase is attributable primarily to increases in our selling and marketing efforts in the nine months ended June 30, 2001.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the nine months ended June 30, 2001 was $164.1 million, compared to $56.9 million in the nine months ended June 30, 2000. Amortization of goodwill and purchased intangible relates to the acquisitions of ITDS and Solect.

     In-process Research and Development and Other Indirect Acquisition Related Costs. In-process research and development and other indirect acquisition related costs were last incurred in the nine months ended June 30, 2000 and consisted primarily of a one-time charge of $75.6 million related to the acquisitions of ITDS and Solect.

     Operating Income. Operating income in the nine months ended June 30, 2001 was $109.8 million, compared to $53.2 million in the nine months ended June 30, 2000, an increase of 106%, primarily due to a one-time charge for write-off of purchased in-process research and development related to the acquisitions of ITDS and Solect in the nine months ended June 30, 2000. Pro forma operating income for the nine months ended June 30, 2001, excluding ITDS and Solect acquisition related charges, was $273.9 million, or 24.5% of revenue, compared to $185.7 million, or 23.1% of revenue, for the nine months ended June 30, 2000, an increase of 47.5%.

     Interest Income and Other, Net. In the nine months ended June 30, 2001, interest income and other, net, was $15.9 million, an increase of $9.9 million over the nine months ended June 30, 2000. The increase in interest income and other, net, is primarily attributed to the increase in our cash equivalents and short-term interest-bearing investments partially offset by overall interest rate declines.

     Income Taxes. Income taxes in the nine months ended June 30, 2001 were $79.2 million on income before income taxes of $125.6 million. Our effective tax rate in the nine months ended June 30, 2001 was 63%, resulting from the non-cash amortization of goodwill related to the ITDS and Solect acquisitions, much of which is not tax deductible. In the nine months ended June 30, 2000, income taxes were $66.2 million on income before taxes of $59.2 million. In the nine months ended June 30, 2000, the effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) was 49%. The pro forma effective tax rate for each of the nine months ended June 30, 2001 and 2000, excluding ITDS and Solect acquisition related charges, was 30%. See discussion below - "Effective Tax Rate".

     Net Income (Loss). Net income was $46.5 million in the nine months ended June 30, 2001, compared to a net loss of $7.0 million in the nine months ended June 30, 2000. Pro forma net income in the nine months ended June 30, 2001, excluding ITDS and Solect acquisition related charges, increased by 51.2% over the nine months ended June 30, 2000, reaching $202.8 million, representing 18.1% of revenue.

     Diluted Earnings (Loss) per Share. Diluted earnings per share were $0.20 for the nine months ended June 30, 2001, compared to a loss of $0.03 per diluted share in the nine months ended June 30, 2000. Pro forma diluted earnings per share in the nine months ended June 30, 2001, excluding ITDS and Solect acquisition related charges, increased by 41.3% from the nine months ended June 30, 2000, reaching $0.89 per diluted share.

     THREE MONTHS ENDED JUNE 30, 2001 AND 2000

     Revenue. Revenue for the three months ended June 30, 2001 was $404.0 million, an increase of $107.0 million, or 36.0%, over the three months ended June 30, 2000. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $32.7 million in the three months ended June 30, 2000 to $48.5 million during the three months ended June 30, 2001, an increase of 48.5%, and service revenue increased 34.5% from $264.3 million in the three months ended June 30, 2000 to $355.5 million in the three months ended June 30, 2001. Total CC&B Systems revenue for the three months ended June 30, 2001 was $364.1 million, an increase of $99.7 million, or 37.7%, over the three months ended June 30, 2000. In the three months ended June 30, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services. Revenue from Directory Systems was $39.9 million for the three months ended June 30, 2001, an increase of $7.3 million, or 22.4%, over the three months ended June 30, 2000. The increase was attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the three months ended June 30, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 51.5%, 38.1% and 10.4%, respectively, compared to 45.3%, 42.4% and 12.3%, respectively, for the three months ended June 30, 2000. The growth in North America was attributable primarily to revenue we gained from forming or expanding relationships with new or existing customers in North America in the three months ended June 30, 2001.

     Cost of License. Cost of license for the three months ended June 30, 2001 was $1.8 million, an increase of $0.1 million, or 3.3%, over the cost of license for the three months ended June 30, 2000. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license was attributable primarily to new purchases of computer software and the related amortization.

     Cost of Service. Cost of service for the three months ended June 30, 2001 was $220.8 million, an increase of $53.1 million, or 31.7%, over the cost of service of $167.7 million for the three months ended June 30, 2000. As a percentage of revenue, cost of service decreased to 54.7% in the three months ended June 30, 2001 from 56.5% in the three months ended June 30, 2000. The decrease in cost of service as a percentage of revenue is primarily due to increases in our operational efficiency in the three months ended June 30, 2001.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the three months ended June 30, 2001, research and development expense was $28.0 million, or 6.9% of revenue, compared with $20.3 million, or 6.8% of revenue, in the three months ended June 30, 2000. The increase represents ongoing expenditures primarily for CC&B Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 41.3% to $52.7 million, or 13.1% of revenue, in the three months ended June 30, 2001 from $37.3 million, or 12.5% of revenue, in the three months ended June 30, 2000. The increase was attributable primarily to the increase in our selling and marketing efforts in the three months ended June 30, 2001.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the three months ended June 30, 2001 was $55.8 million, compared to $54.1 million in the three months ended June 30, 2000. Amortization of goodwill and purchased intangible assets related to the acquisitions of ITDS and Solect.

     In-process Research and Development and Other Indirect Acquisition Related Costs. In-process research and development and other indirect acquisition related costs were incurred only in the three months ended June 30, 2000 and consisted of a one time charge of $55.7 million related to the acquisition of Solect.

     Operating Income (Loss). Operating income in the three months ended June 30, 2001, was $44.9 million, compared to an operating loss of $39.8 million in the three months ended June 30, 2000, an increase of $84.7 million, primarily due to a one-time charge for write-off of purchased in-process research and development related to the acquisition of Solect in the three months ended June 30, 2000, and due to increases in our operational efficiency in the three months ended June 30, 2001. Pro forma operating income for the three months ended June 30, 2001, excluding ITDS and Solect acquisition related charges, was $100.7 million, or 24.9% of revenue, compared to $70.0 million, or 23.6% of revenue, for the three months ended June 30, 2000, an increase of 43.8%.

     Interest Income and Other, Net. In the three months ended June 30, 2001, interest income and other, net, was $5.2 million, an increase of $1.9 million over the three months ended June 30, 2000. The increase in interest income and other, net, was primarily attributed to the increase in our cash equivalents and short-term interest-bearing investments partially offset by overall interest rate declines.

     Income Taxes. Income taxes in the three months ended June 30, 2001 were $31.6 million on income before income taxes of $50.1 million. In the three months ended June 30, 2000, income taxes were $30.7 million on a loss before taxes of $36.5 million. Our effective tax rate in the three months ended June 30, 2001 was 63%, resulting from the non-cash amortization of goodwill related to the acquisitions of ITDS and Solect, much of which is not tax deductible. The pro forma effective tax rate for each of the three months ended June 30, 2001 and 2000, excluding ITDS and Solect acquisition related charges, was 30%. See discussion below - "Effective Tax Rate".

     Net Income (Loss). Net income was $18.5 million in the three months ended June 30, 2001, compared to a loss of $67.2 million in the three months ended June 30, 2000. Pro forma net income in the three months ended June 30, 2001, excluding ITDS and Solect acquisition related charges, increased by 44.4% over the three months ended June 30, 2000, reaching $74.1 million, representing 18.3% of revenue.

     Diluted Earnings (Loss) per Share. Diluted earnings per share were $0.08 for the three months ended June 30, 2001, compared to a loss of $0.31 per diluted share in the three months ended June 30, 2000. Pro forma diluted earnings per share in the three months ended June 30, 2001, excluding ITDS and Solect acquisition related charges, increased by 43.5% from the three months ended June 30, 2000, reaching $0.33 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,044.2 million as of June 30, 2001, compared to $402.3 million as of September 30, 2000. The increase is primarily attributable to net proceeds from the issuance of the Notes and cash flows from operations. Net cash provided by operating activities amounted to $242.9 million and $186.6 million for the nine months ended June 30, 2001 and 2000, respectively. The increase in cash flows from operations was due to increased net income before depreciation and amortization offset by increases in working capital, principally from accounts receivable. A significant portion of our cash flow from operations during the nine months ended June 30, 2001 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future earnings to support the further expansion of our business.

     As of June 30, 2001, we had positive working capital of $995.1 million, compared to positive working capital of $319.0 million as of September 30, 2000. The increase is attributable primarily to cash generated from the issuance of the Notes and operating activities. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     All of the Notes were outstanding as of June 30, 2001, representing an aggregate principal amount of $500.0 million owed by us to qualified institutional buyers. See discussion above - "Convertible Notes".

     As of June 30, 2001, we had short-term revolving lines of credit totaling $41.0 million from various banks or bank groups, none of which was outstanding.

     We had utilized approximately $22.7 million of revolving credit facilities to support outstanding letters of credit or bank guarantees as of June 30, 2001.

     We had outstanding long-term obligations of $32.7 million in connection with leasing arrangements as of June 30, 2001. Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     As of June 30, 2001, deferred tax assets of $26.3 million, derived primarily from carry-forward net operating losses relating to Solect pre-acquisition losses, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. Upon the subsequent realization of any such net operating losses, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.

EFFECTIVE TAX RATE

     Our overall effective tax rate has historically been approximately 30% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding the impact in fiscal year 2000 of non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) for the nine months ended June 30, 2001 was 63%, compared to 49% in the nine months ended June 30, 2000. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions of ITDS and Solect, much of which is not tax deductible. Excluding the impact of the ITDS and Solect acquisition related charges, the effective tax rate for the nine months ended June 30, 2001 was 30%.

CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. If we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of June 30, 2001, we had hedged most of our significant exposures in currencies other than the dollar.



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ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.

(a) Exhibits

EXHIBIT NO.             DESCRIPTION

99.1                    Amdocs Limited Press Release dated July 24, 2001.

(b) Reports on Form 6-K.

     The Company filed the following reports on Form 6-K during the three months ended June 30, 2001:

     (1)  Form 6-K dated May 10, 2001.

     (2)  Form 6-K dated May 24, 2001.

     (3)  Form 6-K dated May 31, 2001.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Amdocs Limited

                                              /s/ Thomas G. O'Brien
                                              ---------------------------------
                                              Thomas G. O'Brien
                                              Treasurer and Secretary
                                              Authorized U.S. Representative







Date: August 9, 2001




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
                                  EXHIBIT INDEX

               EXHIBIT NO.                   DESCRIPTION
            ---------------    ----------------------------------
                 99.1          Amdocs Limited Press Release dated July 24, 2001.





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